UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*
(Amendment No. 6)

RMR Real Estate Income Fund

(Name of Issuer)

Auction Preferred Shares (Series Th)

(Title of Class of Securities)

74964k401

(CUSIP Number)

May 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 74964k401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Royal Bank of Canada

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 0 (Series Wed)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0 (Series Wed)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (Series Wed)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0% (Series Wed)

12.	Type of Reporting Person (See Instructions) HC

CUSIP Nos. 74964k401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RBC Capital Markets, LLC(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 0 (Series Wed)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0 (Series Wed)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (Series Wed)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0% (Series Wed)

12.	Type of Reporting Person (See Instructions) BD

(1)   Effective at 4:01 p.m. (EDT) on November 1, 2010, RBC Capital Markets Corporation converted into a limited liability company and changed its name to RBC Capital Markets, LLC.  The company’s jurisdiction of formation remains Minnesota, and its ultimate parent company continues to be Royal Bank of Canada.  There have been no changes with respect to the company’s management, assets, liabilities or the manner in which it conducts its business.

Item 1.
	(a)	Name of Issuer RMR Real Estate Income Fund
	(b)	Address of Issuer’s Principal Executive Offices 400 Centre Street Newton, MA 02458

Item 2.
	(a)	Name of Person Filing 1. Royal Bank of Canada 2. RBC Capital Markets, LLC
	(b)	Address of Principal Business Office or, if none, Residence 1. 200 Bay Street Toronto, Ontario M5J 2J5 Canada 2. 3 World Financial Center 200 Vesey Street New York, New York 10281
	(c)	Citizenship See Item 4 of the cover pages.
	(d)	Title of Class of Securities Auction Preferred Shares (Series Wed)
	(e)	CUSIP Number 74964k401

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Item 9 of the Cover Page.
(b) Percent of class: See Item 11 of the Cover Page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote See Item 9 of the cover pages.
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of See Item 9 of the cover pages.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐.

Not applicable. The reporting person continues to hold more than 5% of Series Tu and Series Th.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
RBC Capital Markets, LLC is an indirectly wholly owned subsidiary of Royal Bank of Canada.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 9, 2011

ROYAL BANK OF CANADA

/s/ Tom Smee
Signature

Tom Smee/Senior Vice President
Name/Title

/s/ Peggy Dowdall-Logie
Signature

Peggy Dowdall-Logie/Senior Vice President
Name/Title

RBC CAPITAL MARKETS, LLC

/s/ John Penn*
Signature

John Penn/Authorized Signatory
Name/Title

*This Schedule 13G/A was executed by John Penn pursuant to the power of attorney filed with the Securities and Exchange Commission on November 12, 2010 in connection with a Schedule 13G/A for RMR Real Estate Income Fund, which power of attorney is incorporated herein by reference.

Index to Exhibits

Exhibit	Exhibit

A.	Joint Filing Agreement